UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
China Index Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

16954W101**
(CUSIP Number)

Evenstar Capital Management Limited
Ugland House, P.O. Box 309
Grand Cayman, KY1 – 1104
Cayman Islands
+852 2122 8060
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** This CUSIP number applies to the Issuer’s American depositary shares, each representing one Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Evenstar Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,795,600 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,795,600 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,795,600 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)
Represents the number of Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of China Index Holdings Limited (the “Issuer”) in the form of (i) 6,795,500 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC;  and (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC). Each ADS represents one Class A Ordinary Share.

(2)
This percentage is calculated based on 66,411,428 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

CUSIP No. 16954W101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Stoneleigh Int’l Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 966,982 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 966,982 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,982 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of 966,982 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Amended and Restated Put Option Agreement, dated April 2, 2020, among Evenstar Master Fund SPC and Stoneleigh (the “Stoneleigh Put Option Agreement”), of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement. Each ADS represents one Class A Ordinary Share.

(2)
This percentage is calculated based on 66,411,428 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

CUSIP No. 16954W101	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Anuenue Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,537,369 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,537,369 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,369 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Represents the number of Class A Ordinary Shares of the Issuer in the form of 1,537,369 ADSs held by Geminis Funds SPC. Each ADS represents one Class A Ordinary Share.
(2)
This percentage is calculated based on 66,411,428 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

CUSIP No. 16954W101	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS Ms. Koon H.A. Tse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,229,951 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,229,951 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,229,951 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 6,795,500 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC;  (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC); (iv) 966,982 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (v) 1,537,369 ADSs held by Geminis Funds SPC. Each ADS represents one Class A Ordinary Share. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 66,411,428 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

CUSIP No. 16954W101	13D	Page 6 of 7 Pages

1	NAMES OF REPORTING PERSONS James T.Y. Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,229,951 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,229,951 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,229,951 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 6,795,500 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC;  (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC); (iv) 966,982 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (v) 1,537,369 ADSs held by Geminis Funds SPC. Each ADS represents one Class A Ordinary Share. Mr. James T.Y. Yang expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 66,411,428 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

CUSIP No. 16954W101	13D	Page 7 of 7 Pages

Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission on July 13, 2020 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of China Index Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:

On June 11, 2019, the Issuer completed its separation from its parent company, Fang Holdings Limited (“Fang”), via a dividend distribution of all of the Issuer’s Class A Ordinary Shares owned by Fang to Fang’s equity holders (the “Separation and Distribution”). During the Separation and Distribution, each holder of Fang’s American depositary shares received one ADS for every five of Fang’s American depositary shares. Evenstar Fund, Stoneleigh and Anuenue Asset Management received the Class A Ordinary Shares reported on the Original Schedule 13D pursuant to the Separation and Distribution.

On December 28, 2020, (i) 1,366,659 ADSs were transferred by Stoneleigh to Evenstar Fund for nil consideration as realized collateral in relation to the Stoneleigh Put Option Agreement; and (ii) 2,397,452 ADSs were transferred by Geminis Investors to Evenstar Fund for nil consideration as realized collateral in relation to the Geminis Investors Put Option Agreement.

Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by the Reporting Persons.  The percentage used in this Schedule 13D is calculated based on 66,411,428 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the SEC on November 12, 2020.
(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has effected any transaction in the Common Shares during the past 60 days.
(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by any of the Reporting Persons.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2021

Evenstar Capital Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Stoneleigh Int’l Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Anuenue Asset Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Koon H.A. Tse

/s/ Koon H.A. Tse

James T.Y. Yang

/s/ James T.Y. Yang